Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                                                       Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                                                              E-mail:  grhlaw@hotmail.com

November 5, 2012

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:          Meganet Corporation
Amendment No. 8 to Form S-1
Filed October 24, 2012
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s verbal comment via telephone on November 1, 2012, regarding the Company’s registration statement on Form S-1.  The comment is reproduced below in bold italics and followed by the Company’s response.

1.	The verbal comment was that legal opinion attached to the Form S-1 filing as Exhibit 5.1 should be of a current date.

Response:  A legal opinion of current date is attached to Form S-1, Amendment 9 as Exhibit 5.1.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company